UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                            Investors Title Company
              ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                   461804106
               -------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 461804106

1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Markel Corporation
      54-0292420

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)    SEC Use Only . . . . . . . . . . . . . . . . . . . .

4)    Citizenship or Place of Organization         Virginia Corporation

Number of Shares              (5)  Sole Voting Power                  206,300
Beneficially Owned
by Each Reporting             (6)  Shared Voting Power                  -0-
Person With
                              (7)  Sole Dispositive Power             206,300

                              (8)  Shared Dispositive Power            39,600

9)    Aggregate Amount Beneficially Owned by Each Reporting Person    245,900

10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares  (See Instructions) . . . . . . . . . . . . .

11)   Percent of Class Represented by Amount in Row 9        8.8%

12)   Type of Reporting Person  (See Instructions)        HC,  CO

Item 1 (a).       Name of Issuer:

                  Investors Title Company

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  121 N. Columbia Street
                  Chapel Hill, North Carolina   27514

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  461804106

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G). (Note: See Item 7).

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:    245,900

                  (b)      Percent of Class:    8.8%



                   CUSIP NO. 461804106 13G

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    206,300

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii)    sole power to dispose or to direct the
                                    disposition of:   206,300


                           (iv)     shared power to dispose or to direct the
                                    disposition of:   39,600

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company (each subsidiaries of Markel Corporation) and certain other investors advised by Markel Gayner Asset Management Corporation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Investors Title Company. The interest of each of such persons relates to less than five percent of the Common Stock of Investors Title Company, except for Essex Insurance Company which beneficially owns 145,600 shares or 5.2% of the Common Stock of Investors Title Company.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



                   CUSIP NO. 461804106  13G

Item 10.          Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           Date:            February 13, 1997
                                            -----------------


                           Signature:       /s/  Alan I. Kirshner
                                            ---------------------


                           Title:           Chairman
                                            --------




                   CUSIP NO. 461804106  13G

                                                                      EXHIBIT A
                                                                      ---------


                                  SCHEDULE 13G
                                  ------------


Pursuant to the instructions in Item 7 of Schedule 13G, Markel Gayner Asset Management Corporation, ("Markel Gayner") 4551 Cox Road, Glen Allen, Virginia 23060, a wholly owned subsidiary of Markel Corporation and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 245,900 shares or 8.8% of the outstanding Common Stock of Investors Title Company (the "Company") as a result of acting as investment adviser to Essex Insurance Company, Markel American Insurance Company, Evanston Insurance Company (each wholly owned subsidiaries of Markel Corporation) and certain other investors.

Markel Corporation, through its control of Markel Gayner, Essex Insurance Company, Markel American Insurance Company and Evanston Insurance Company, has sole power to direct the voting and disposition of shares of Common Stock of the Company held by those entities. Markel Corporation, through its control of Markel Gayner, has shared power to direct the disposition, but not the voting, of shares of Common Stock of the Company held by certain other investors advised by Markel Gayner.



                  CUSIP NO. 461804106  13G

                                                                      EXHIBIT B
                                                                      ---------


                            RULE 13d-1(f) AGREEMENT

The undersigned persons on this 13th day of February, 1997, agree and consent to the joint filing on their behalf of this Amendment No. 4 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Investors Title Company.


                                    MARKEL CORPORATION

                                    By:     /s/  Alan I. Kirshner
                                            ---------------------
                                    Title:  Chairman
                                            --------

                                    ESSEX INSURANCE COMPANY

                                    By:     /s/ Alan I. Kirshner
                                            --------------------
                                    Title:  Chairman
                                            --------

                                    MARKEL AMERICAN INSURANCE COMPANY

                                    By:     /s/  Alan I. Kirshner
                                            ---------------------
                                    Title:  Chairman
                                            --------

                                    EVANSTON INSURANCE COMPANY

                                    By:     /s/  Anthony F. Markel
                                            ----------------------
                                    Title:  Chairman and Chief Executive Officer
                                            ------------------------------------

                                    MARKEL GAYNER ASSET MANAGEMENT CORPORATION

                                    By:     /s/  Thomas S. Gayner
                                            ---------------------
                                    Title:  President
                                            ---------


                  CUSIP NO. 461804106  13G